                                                                           Exhibit 99.1

UTStarcom Names Hua Li as New Chief Executive Officer and Announces Changes to Its Board of Directors

HANGZHOU, China, May 24, 2021 (GLOBE NEWSWIRE) -- UTStarcom (“UT” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today named Mr. Hua Li as the Company’s new Chief Executive Officer, effective June 16, 2021 and announced changes to the Board of Directors, effective May 19, 2021.

New Chief Executive Officer

Mr. Li, a TDI nominee, brings nearly eight years of business and management experience to the Company. He previously served as the General Manager of Hangzhou Yi Yi Tai Di Information Technology Co., Ltd. Prior to that, Mr. Li served as the Deputy General Manager of Jiangsu Tongding Broadband Co., Ltd. Earlier, he served as Beijing office director of Jiangsu Tongding Optoelectronic Co., Ltd. He was awarded the senior engineer qualification by Zhejiang Software Industry Association in 2021. Mr. Li obtained a diploma of Communication Technology from the University of Electronic Science and Technology of China through Online education in 2017.

“I am honored to work with our talented team to build on our technology leadership. Today is a new starting point, a new challenge and a new opportunity for me. I look forward to leading UTStarcom and accomplishing our goals for 2021 and beyond,” said Mr. Li.

Dr. Zhaochen Huang will vacate the position of Chief Executive Officer on June 15, 2021. Dr. Huang served as the Chief Executive Officer and a member of the Company’s Board of Directors since January 1, 2021 and the Acting Chief Executive Officer since March 2020. Dr. Huang will continue to serve as a member of UTStarcom’s Board of Directors.

Board of Directors Changes

Mr. Ning Shan, a TDI nominee, was appointed as the Chairman of the Board and a non-independent director of the Company, effective May 19, 2021.

Mr. Shan brings more than 30 years of experience in Telecommunication and Engineering Industries. He has held senior management positions in various entities, including Beijing Design Institute of Ministry of Post and Telecommunication, Design Institute of CMCC Group, Datang Telecom Technology Industry Group. Before joining UTStarcom, he served as Vice Chairman of Hangzhou Yi Yi Tai Di Information Technology Co., Ltd. Mr. Shan received a bachelor’s degree in Telecommunications Engineering from Changchun College of Telecommunication (Jilin University) in 1984. He received an MBA degree in Information Communication Management from Norwegian BI and Fudan University in 2004 and received an EMBA degree from HEC Paris in 2007.

“I am excited to join UTStarcom. It is an honor to be appointed to the board of directors and serve as Chairman of the Board. I appreciate this opportunity very much,” said Mr. Shan. “I look forward to working alongside the board and senior management team to execute on our business strategies and further explore business opportunities.”

Mr. Yongqing Yan resigned from the positions of Chairman of the Board and Director, which he had held since September 2019. Mr. Yan will be a consultant to UT through August 31st to support a smooth transition.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan and India. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.
Tel: +86 571 8192 8888
Ms. Ning Jiang, Investor Relations
Email: utsi-ir@utstar.com /  njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com